Exhibit 99.1

Hongli Group Inc. Reports Robust Fiscal Year 2025 Results: Revenue Grows 39% to $19.6 Million as Company Delivers $3.8 Million Profit Turnaround

WEIFANG, CHINA, May 13, 2026 – Hongli Group Inc. (Nasdaq: HLP) (the “Company” or “Hongli Group”), a cold roll formed steel profile manufacturer, today announced its financial results for the fiscal year ended December 31, 2025, and the filing of its Annual Report on Form 20-F with the U.S. Securities and Exchange Commission (the "SEC") on May 13, 2026.

Fiscal Year ended December 31, 2025, Full Year Highlights:

●	Revenues for the fiscal year ended December 31, 2025, increased by 39.0% to $19.6 million compared to the prior year, driven by growth in both domestic and global markets; International sales grew by 58.2%.

●	Gross profit increased by 41.2% to $6.4 million compared to $4.5 million in 2024.

●	Operating expenses were approximately $3.9 million, representing a decrease of $2.2 million compared to $6.1 million in 2024.

●	Sales and marketing expenses increased to $0.9 million compared to $0.7 million in 2024.

●	Research and development expenses increased $0.2 million to $1.0 million for the year ended December 31, 2025.

●	General and administrative expenses decreased $0.6 million.

●	Net income reached approximately $1.9 million, or $0.03 per diluted share, for the year ended December 31, 2025, representing an approximate $3.8 million year-over-year turnaround from a net loss of approximately $1.9 million, or $0.11 per diluted share, for the year ended December 31, 2024.

“Our strong performance for the fiscal year 2025 marked a important turnaround for Hongli Group as we successfully navigated the prior year’s global economic headwinds to deliver a period of robust growth and improved operating results," said Mr. Jie Liu, Chief Executive Officer of Hongli Group. “Our financial results reflected a meaningful recovery, characterized by a 39.0% increase in total revenues to $19.6 million. This growth was driven by recovery in the domestic market in China and a 58.2% increase in our international sales, demonstrating the growing global demand for our products. By maintaining a disciplined approach to our cost structure and optimizing our financing through more favorable interest rates, we achieved a gross margin expansion to 32.5% and a substantial reduction in operating expenses. Most importantly, our focus on high-quality growth has allowed us to return to profitability, delivering $1.9 million in net income compared to a net loss in the previous year. As we look ahead, we remain committed to strategic investments in R&D and market expansion. We plan to focus on developing products and components for solid-state battery and other energy storage applications, which we believe may position Hongli Group to benefit from the continued recovery of the construction machinery sector and global energy transition trends, while delivering long-term, sustainable value to our shareholders.”

Revenues

In 2025, Chinese manufacturers recovered after an economic slowdown triggered by weakening global demand last year. These factors actively affected our revenue performance. For the year ended December 31, 2025, our total revenues increased by approximately $5.5 million, or 39.0%, to $19.6 million, compared to $14.1 million for the year ended December 31, 2024.

The increase was primarily driven by a growth in PRC sales, which growth by approximately $4.4 million to $16.6 million in 2025, from $12.2 million in 2024, mainly due to increased orders from our domestic customers. Moreover, international sales also increased, reaching $3.0 million in 2025, an increase of $1.1 million, or 58.2%, from $1.9 million in the prior year.

Cost of revenues

Our cost of revenues consists primarily of expenses incurred to manufacture our products, including the cost of raw materials, direct labor, and depreciation of production machinery and equipment. For the year ended December 31, 2025, the cost of revenues increased by approximately $3.6 million, or 37.9%, compared to the same period in 2024. This increase was generally in line with the growth in total revenues.

Gross profit

Our gross profit was approximately $6.4 million in 2025, representing an increase of $1.9 million, or 41.1%, compared to $4.5 million in 2024. As a percentage of revenues, our gross margin growth to 32.5% in 2025 from 32.0% in 2024, an increase of 0.5 percentage points or representing a 1.7% relative increase.

Operating expenses

Operating expenses primarily consisted of salary expenses and related employee benefits relating to our sales and marketing, finance, legal, human resources and executive office personnel, and included research and development expenses, shipping and handling expenses, depreciation and amortization expenses, office overhead, professional service expenses and travel and transportation costs.

Operating expenses were approximately $3.9 million for the year ended December 31, 2025, representing a decrease of $2.2 million, or 35.4%, compared to $6.1 million in 2024. The decrease was primarily driven by $2.0 million in share-based compensation recognized in 2024. On May 7, 2024, the Company issued 1,200,000 Ordinary Shares to three employees as part of their 2024 compensation packages. The Ordinary Shares were valued at $1.64 per share, based on the closing market price on May 6, 2024, resulting in $1,968,000 recognized as share-based compensation expense during the year.

Sales and marketing expenses

Our sales and marketing expenses primarily consisted of salaries and related employee benefits for sales and marketing personnel, as well as shipping and handling costs, port and customs clearance fees, storage expenses, promotional and marketing expenditures, and other costs associated with sales and marketing activities. For the year ended December 31, 2025, sales and marketing expenses were approximately $0.9 million, representing an increase of $0.2 million, or 39.7%, compared to $0.7 million in 2024. The increase was generally in line with the growth in sales during 2025.

Research and development (“R&D”) expenses

Substantially all research and development (R&D) costs reflect the Company’s efforts in product development activities. In 2025, R&D expenses were approximately $1.0 million, representing an increase of $0.2 million, or 21.5%, compared to $0.8 million in 2024. The increase was primarily attributable to the Company’s increased investment in research and development as the agricultural machinery and construction machinery markets continued to develop favorably in 2025. The Company plans to increase R&D investment as needed in the future to support the development of new products.

General and administrative (“G&A”) expenses

Our general and administrative (G&A) expenses primarily consisted of salaries and employee benefits, repair and maintenance, professional services, depreciation and amortization, travel, entertainment, and office supplies. In 2025, other G&A expenses were approximately $2.0 million, a decrease of $0.6 million, or 23.9%, compared to $2.6 million in 2024. The decrease was mainly attributable to a decrease of $0.4 million in professional service expenses as less professional service was provided in 2025.

Interest and financing expenses, net

Interest and financing expenses, net primarily consisted of interest expenses on loans, finance leases, and other financial liabilities, as well as expenses related to the discounting of notes receivable prior to maturity, net of insignificant interest income. Interest and financing expenses, net were approximately $470,000 in 2025, a decrease of $3,000, or 0.7%, compared to approximately $466,000 in 2024. The decrease was mainly attributable to lower interest expenses in 2025, as the Company refinanced its short-term loans at more favorable interest rates. The weighted average interest rate on short-term loans was 3.46% in 2025, compared to 4.35% in 2024.

Other income

Other income primarily consists of proceeds from the sale of scrapped materials, government subsidies, foreign currency exchange gains or losses, gains or losses on the disposal of property and equipment, and other miscellaneous items. In 2025, the Company recorded other income of approximately $216,000, representing an increase of $31,000, or 16.5%, compared to $185,000 in 2024. The increase was mainly due to a gain of approximately $17,000 on the disposal of equipment in 2025, compared to a loss of approximately $77,000 recognized in 2024 from similar transactions.

Total other income and expenses, net

Total other income and expenses, net, amounted to a net expense of approximately $262,000 in 2025, a decrease of $28,000, or 9.7%, compared to $290,000 in 2024. This decrease was primarily attributable to the changes in interest and financial expenses, net and other income, as discussed in the respective sections above.

Income (loss) before income taxes

Our income before income taxes was approximately $2.2 million for the year ended December 31, 2025, representing an increase of approximately $4.0 million compared to loss before income taxes of approximately $1.9 million in 2024. This growth was primarily attributable to an increase in sales and other factors discussed in the sections above.

Net income (loss)

As a result of the foregoing, we reported a net income of approximately $1.9 million, or $0.03 per basic and diluted share, for the year ended December 31, 2025, compared to net loss of approximately $1.9 million, or $0.11 per basic and diluted share, for the same period in 2024.

Access to the FY2025 Annual Report:

The Company's FY2025 Annual Report on Form 20-F is accessible on the SEC's EDGAR system at www.sec.gov. Shareholders may also request a hard copy of the FY2025 Annual Report, including the audited consolidated financial statements, free of charge, by contacting the Company at zjf@hongli-profile.com.

About Hongli Group Inc.

Hongli Group Inc. is a Cayman Islands holding company, and through a series of contractual arrangements, consolidates the financial results of Shandong Hongli Special Section Tube Co., Ltd. and its subsidiaries (collectively, “Hongli Operating Group”). Hongli Operating Group is a cold roll formed steel profile manufacturer with operating subsidiaries in China. The Hongli Operating Group designs, customizes and manufactures cold roll formed steel profiles for machineries and equipment in a variety of sectors, including but not limited to mining and excavation, construction, agriculture and transportation. The Hongli Operating Group, with over 25 years of operating history, has developed customers in more than 30 major cities in China as well as a global network including South Korea, Japan, and U.S. Hongli Operating Group currently has 11 cold roll forming production lines and produces a variety of distinct profile products in a broad range of materials, sizes and shapes.

Forward-Looking Statements

Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “would,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” “continue” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks, including, but not limited to, the following: the Company’s ability to achieve its goals and strategies, the Company’s future business development and plans for future business development, including its financial conditions and results of operations, product and service demand and acceptance, reputation and brand, the impact of competition and pricing, changes in technology, government regulations, import and export restrictions, fluctuations in general economic and business conditions, the Company’s ability to comply with Nasdaq continued listing standards and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission (“SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For investor and media inquiries, please contact:

Hongli Group Inc.

Mr. Jie Liu

Email: zongjingban@hongli-profile.com

Mobile: +86-0536-2180886

HONGLI GROUP INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in U.S. Dollars (“US$”), except for number of shares and per share data)

	As of December 31,
	2025	2024
	US$	US$
ASSETS
Current assets
Cash and cash equivalent	1,811,149	909,716
Restricted cash	74,018	15,070
Accounts receivable, net	9,273,016	5,809,374
Notes receivable	1,041,185	522,331
Inventories, net	2,463,460	2,674,001
Due from related parties – officers	356,576	-
Prepayments and other current assets	1,064,656	2,004,889
Total current assets	16,084,060	11,935,381

Non-current assets
Property, plant and equipment, net	12,292,214	10,385,742
Prepayments for purchase of Yingxuan Assets	4,951,021	5,339,093
Intangible assets, net	4,498,986	4,432,403
Deposit for investment	34,316,583	32,877,029
Deferred tax assets, net	47,781	40,773
Total non-current assets	56,106,585	53,075,040
TOTAL ASSETS	72,190,645	65,010,421

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term loans	11,515,024	6,079,252
Accounts payable	1,876,141	1,380,201
Due to related parties - officers	4,207	21,247
Income tax payable	185,562	36,505
Accrued expenses and other payables	777,588	694,712
Total current liabilities	14,358,522	8,211,917

Non-current liabilities
Long-term loans	-	3,305,209
Total non-current liabilities	-	3,305,209
Total liabilities	14,358,522	11,517,126

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 73,438,750 and 73,438,750 shares issued and outstanding as of December 31, 2025 and 2024, respectively	7,344	7,344
Additional paid-in capital	42,998,556	42,998,556
Statutory reserve	370,683	370,683
Retained earnings	13,666,910	11,724,070
Accumulated other comprehensive income (loss)	788,630	(1,607,358)
TOTAL SHAREHOLDERS’ EQUITY	57,832,123	53,493,295
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	72,190,645	65,010,421

HONGLI GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Amounts in US$, except for number of shares and per share data)

	For the years ended December 31,
	2025	2024	2023
	US$	US$	US$
Revenues, net	19,600,691	14,105,620	15,997,954
Cost of revenues	(13,221,811)	(9,585,873)	(10,752,114)
Gross profit	6,378,880	4,519,747	5,245,840

Operating expenses:
Sales and marketing expenses	(935,432)	(669,542)	(631,359)
General and administrative expenses	(2,015,663)	(4,615,189)	(2,631,085)
Research and development expenses	(994,500)	(818,312)	(962,961)
Total operating expenses	(3,945,595)	(6,103,043)	(4,225,405)
Income from operations	2,433,285	(1,583,296)	1,020,435

Other income and (expense):
Interest and financing expenses, net	(469,710)	(466,386)	(631,558)
Other income	215,881	185,299	591,440
Other expenses	(7,932)	(8,860)	(47,855)
Total other expenses, net	(261,761)	(289,947)	(87,973)
Income (loss) before income taxes	2,171,524	(1,873,243)	932,462

Income tax expenses	(228,684)	(8,392)	(67,740)
Net income (loss)	1,942,840	(1,881,635)	864,722

Other comprehensive income (loss):
Foreign currency translation gain (loss)	2,395,988	(700,623)	(659,161)
Total comprehensive income (loss)	4,338,828	(2,582,258)	205,561

Weighted average common shares outstanding:
Basic and diluted	73,438,750	17,451,865	11,752,180

Earnings (loss) per share:
Basic and diluted	0.03	(0.11)	0.07

HONGLI GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in US$, except for number of shares and per share data)

	Ordinary Shares		Additional			Accumulated other	Total
	Numbers of		paid-in	Statutory	Retained	comprehensive	shareholders’
	Shares	Amount	capital	reserve	earnings	income (loss)	equity
		US$	US$	US$	US$	US$	US$
Balance as of January 1, 2023	10,000,000	1,000	609,601	370,683	12,740,983	(247,574)	13,474,693

Net income	-	-	-	-	864,722	-	864,722
Initial public offering	2,062,500	206	8,249,794	-	-	-	8,250,000
Initial public offering costs	-	-	(1,967,388)	-	-	-	(1,967,388)
Underwriter’s option exercised	309,375	31	1,237,469	-	-	-	1,237,500
Exercise costs	-	-	(92,813)	-	-	-	(92,813)
Surrender of shares	(133,125)	(13)	13	-	-	-	-
Foreign currency translation loss	-	-	-	-	-	(659,161)	(659,161)
Balance as of December 31, 2023	12,238,750	1,224	8,036,676	370,683	13,605,705	(906,735)	21,107,553

Net loss	-	-	-	-	(1,881,635)	-	(1,881,635)
Share-based compensation	1,200,000	120	1,967,880	-	-	-	1,968,000
Private placement	60,000,000	6,000	32,994,000	-	-	-	33,000,000
Foreign currency translation loss	-	-	-	-	-	(700,623)	(700,623)
Balance as of December 31, 2024	73,438,750	7,344	42,998,556	370,683	11,724,070	(1,607,358)	53,493,295

Net income	-	-	-	-	1,942,840	-	1,942,840
Foreign currency translation income	-	-	-	-	-	2,395,988	2,395,988
Balance as of December 31, 2025	73,438,750	7,344	42,998,556	370,683	13,666,910	788,630	57,832,123

HONGLI GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2025	2024	2023
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	1,942,840	(1,881,635)	864,722

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	687,159	804,395	871,445
Amortization of right-of-use assets	-	37,335	73,422
Amortization of intangible assets	124,047	101,315	100,689
Allowance for current expected credit losses	124,517	38,616	52,914
(Gain) loss on disposals of property and equipment and intangible assets	(16,835)	105,954	(339,117)
Share-based compensation	-	1,968,000	-
Change in inventory reserve	125,614	488	32,412
Deferred tax benefit	(18,120)	(31,223)	(25,129)
Changes in operating assets and liabilities:
Accounts receivable	(3,246,989)	1,845	1,155,718
Notes receivable	(701,686)	(385,084)	57,678
Inventories	193,149	(394,565)	157,729
Prepayments and other current assets	978,924	(1,070,397)	(134,308)
Other non-current assets	-	-	2,118
Due from related parties	-	-	117,210
Due to related parties	53,307	(10,417)	(138,951)
Accounts payable	444,917	39,274	(1,557,271)
Accrued expenses and other payables	43,951	261,255	(310,147)
Income tax payable	143,472	810	(96,217)
Net cash provided by (used in) operating activities	878,267	(414,034)	884,917

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(217,443)	(32,506)	(302,393)
Purchase of intangible assets	-	-	(561,395)
Prepayments for purchase of Yingxuan Assets	(1,099,783)	(277,944)	(1,776,529)
Proceeds from sale of property and equipment	41,740	2,779	738,607
Deposit for investment	-	(33,350,376)	-
Advance to related parties	(410,017)	-	(351,924)
Repayment from related parties	423,930	346,238	-
Net cash used in investing activities	(1,261,573)	(33,311,809)	(2,253,634)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments for financing liabilities	-	(44,763)	(235,969)
Payments for finance leases	-	(45,235)	(307,637)
Advances from related parties	-	1,064,327	4,566,368
Repayments to related parties	-	(1,041,097)	(5,127,251)
Payments of offering costs	-	-	(229,723)
Borrowings from short-term loans	8,932,174	7,172,270	1,765,312
Repayments of short-term loans	(7,387,826)	(6,866,531)	(1,883,941)
Borrowings from long-term loans	-	416,916	4,660,425
Repayments of long-term loans	(288,596)	(147,310)	(11,199,141)
Proceeds from initial public offering, net of costs	-	-	7,228,964
Proceeds from exercise of option, net of costs	-	-	1,144,687
Proceeds from private placement	-	33,000,000	-
Net cash provided by financing activities	1,255,752	33,508,577	382,094
Effect of exchange rate changes	87,935	326,383	(311,747)

Net increase (decrease) in cash and cash equivalents and restricted cash	960,381	109,117	(1,298,370)
Cash and cash equivalents and restricted cash, beginning of year	924,786	815,669	2,114,039
Cash and cash equivalents and restricted cash, end of year	1,885,167	924,786	815,669

Cash and cash equivalents	1,811,149	909,716	775,686
Restricted cash	74,018	15,070	39,983
Cash and cash equivalents and restricted cash, end of year	1,885,167	924,786	815,669

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for:
Income taxes	90,294	38,805	374,487
Interest paid	354,567	599,524	650,803

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Property, plant and equipment acquired in exchange of notes receivable	219,117	87,477	-
Property, plant and equipment acquired and applied from prepayments	17,116	86,654	-
Right-of-use assets transferred to property and equipment upon exercise of purchase option	-	626,414	508,617